     As filed with the Securities and Exchange Commission on July 5, 1996
                                                      Registration No. 333-_____

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                       ----------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                       ----------------------------------
                            FRONTIER AIRLINES, INC.
             (Exact name of Registrant as specified in its charter)

     Colorado                  12015 East 46th Avenue           84-1256945
(State or other                Denver, Colorado  80239       (I.R.S. Employer
jurisdiction of                    (303) 371-7400         Identification Number)
incorporation or              (Address, including zip
organization)                  code, and telephone number,
                               including area code, of
                                Registrant's principal
                                  executive office)


                                              Copy to:

   Arthur T. Voss                                Douglas R. Wright, Esq.
 Frontier Airlines, Inc.                Parcel, Mauro, Hultin, & Spaanstra, P.C.
 12015 East 46th Avenue                    1801 California Street, Suite 3600
 Denver, Colorado 80239                          Denver, Colorado 80202
    (303) 371-7400                                  (303) 292-6400
 (Name, address, including
  zip code, and telephone
  number, including area code,
  of agent for service of process)

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION  FEE
                      [Table continued on following page]
================================================================================

                                             Proposed        Proposed
                                             maximum         maximum
                             Amount to       offering       aggregate   Amount of
 Titles of securities           be           price per      offering  registration
   to be registered         registered        share          price        fee
- ----------------------------------------------------------------------------------
Common Stock, no par value   678,733     $  9.00/(1)/    $6,108,597      $2,106.43
                             Shares
- ----------------------------------------------------------------------------------
Common Stock, no             110,000     $  5.525/(2)/   $  607,750      $  209.57
  par value, issuable        Shares
  upon exercise of a
  warrant to purchase
  common stock
- ----------------------------------------------------------------------------------
Common Stock, no             110,000     $  5.00/(3)/    $  550,000      $  189.65
  par value, issuable        Shares
  upon exercise of
  warrants to purchase
  common stock
- ----------------------------------------------------------------------------------
Common Stock, no             200,000     $  5.00/(4)/    $1,000,000      $  344.83
  par value, issuable        Shares
  upon exercise of
  Warrants to
   purchase
  common stock
- ----------------------------------------------------------------------------------
Common Stock, no             140,000     $  7.19         $1,006,600      $  347.10
  par value, issuable        Shares
   upon exercise of
  Warrants to purchase
  common stock
==================================================================================
Total Fee Paid Herewith                                                  $3,197.58
==================================================================================

(1) Based upon the closing bid price of the Common Stock on the Nasdaq SmallCap Market on June 27, 1996.
(2) Based upon the exercise price of the Warrant to purchase Common Stock of $5.525 per share.
(3) Based upon the exercise price of the Warrant to purchase Common Stock of $5.00 per share.
(4) Based upon the exercise price of the Warrant to purchase Common Stock of $5.00 per share.
(5) Based upon the exercise price of the Warrant to purchase Common Stock of $7.19 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                       SUBJECT TO COMPLETION, DATED JULY 5, 1996
PROSPECTUS

                            FRONTIER AIRLINES, INC.

                              -------------------

                        1,238,733 SHARES OF COMMON STOCK


                               ------------------

          This Prospectus covers 1,238,733 shares (the "Shares") of the Common Stock, no par value, ("Common Stock"), of Frontier Airlines, Inc. (the "Company"), of which 560,000 Shares are issuable upon the exercise of certain warrants (the "Warrants") held by certain persons. Holders of the Shares are referred to herein as the "Selling Shareholders". Exclusive of any proceeds the Company may receive upon the exercise of the Warrants, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See "Selling Shareholders".

          The Shares are being offered by the Selling Shareholders through brokers' and dealers' transactions, not involving any underwriter. Brokers or dealers through whom the Shares are sold may receive compensation in the form of commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they act as agent. See "Plan of Distribution".

          The Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq SmallCap Market under the symbol "FRNT." On July ___, 1996, the closing bid price of the Common Stock on the Nasdaq SmallCap Market was $________.

                        --------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
 ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        --------------------------------

 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES, SEE "PRINCIPAL RISK FACTORS" AT PAGE 5 HEREOF.

                        --------------------------------

                 The date of this Prospectus is July ___, 1996.

          No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


                             AVAILABLE INFORMATION

          The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at certain of the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission.

          The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement. Copies of the Registration Statement are available from the Commission as set forth above.

          The Common Stock of the Company is currently traded in the over-the-counter market and is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information filed by the Company therewith can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed by the Company (File No. 0-4877) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          1. Annual Report on Form 10-KSB for the fiscal year ended March 31, 1996.

          2. A description of the Company's Common Stock contained in the Registration Statement on Form 8-A as declared effective by the Securities and Exchange Commission on May 19, 1994.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

          Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference herein. Requests should be directed to Frontier Airlines, Inc., 12015 East 46th Avenue, Denver, CO 80239,
Attention: Arthur T. Voss (telephone 303-371-7400).

                                  THE COMPANY

     Frontier Airlines, Inc. (the "Company") is a low-fare, full-service airline based in Denver, Colorado. Principally serving markets abandoned by Continental Airlines during that carrier's downsizing of its Denver hub in 1993 and 1994, the Company currently operates routes linking its Denver hub to 15 cities in 12 states covering the western two-thirds of the United States. The Company's current route system extends from Denver to Los Angeles, San Diego and San Francisco, California; Chicago, Illinois; Seattle/Tacoma, Washington; Las Vegas, Nevada; Phoenix, Arizona; St. Louis, Missouri; Minneapolis/St. Paul, Minnesota; Salt Lake City, Utah; Omaha, Nebraska; Albuquerque, New Mexico; El Paso, Texas; and Bismarck and Fargo, North Dakota. At present, the Company utilizes four gates at the new Denver International Airport ("DIA") for approximately 54 daily flight departures and arrivals.

     Organized in February 1994, the Company commenced flight operations in July 1994 with two leased Boeing 737-200 jet aircraft. It has since expanded its fleet to nine leased jets, including five Boeing 737-200s, two Boeing 737-300s added to the fleet in November 1995, and two additional Boeing 737-200s added in June 1996. The Company has agreed to lease a third Boeing 737-300 scheduled for delivery in April 1997. Pending future aircraft availability, the Company plans to lease additional jets in the 737 series for possible deliveries in the second half of 1996 and in 1997, which would permit the Company to further expand its lines of service.

     The Company's business strategy is to further develop its Denver hub by introducing low-fare service in additional high-volume markets formerly served by Continental Airlines. Management believes that potential markets for its planned route expansions can support a higher volume of flight capacity than now provided by the incumbent carriers and that passengers would welcome the restoration of additional capacity, particularly at the low fares and quality service offered by the Company.

     The Company's senior management team includes executives with substantial service in the airline industry, including persons who occupied similar positions at a former airline called Frontier Airlines that served regional routes to Denver from 1950 to 1986. From time to time, the former Frontier Airlines served all of the Company's current and intended markets with jet equipment from its Denver hub.

     The Company's principal office is located at 12015 East 46th Avenue, Denver, Colorado 80239, and its telephone number is (303) 371-7400.

                                 PRINCIPAL RISK FACTORS

Risks Related to the Airline Industry Generally

          Effect of General Economic Conditions; Seasonality. The airline industry is significantly affected by general economic conditions. Because a substantial portion of business and personal airline travel is discretionary, the industry tends to experience severe adverse financial results during general economic downturns. Economic and competitive conditions since deregulation of the airline industry in 1978 have contributed to a number of bankruptcies and liquidations among airlines. A worsening of current economic conditions, or an extended period of recession nationally or regionally, could have a materially adverse effect on the Company's operations. The Company's business also is seasonal, which can affect the Company's results of operations from quarter to quarter.

          Low Margin and High Fixed Cost Business. The airline industry is characterized by low gross profit margins, with fixed costs that are high in relation to revenues. Accordingly, a shortfall from expected revenue levels can have a material adverse effect on profitability, including the Company's.

          Increases in Fuel Costs. Fuel is a major component of operating expense for all airlines. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. During the period commencing with inauguration of the Company's flight operations in July 1994 and ending March 31, 1995, fuel accounted for 14.5% of the Company's total operating expenses. Fuel accounted for 14.4% of the Company's total operating expenses for the year ended March 31, 1996. Fuel costs per gallon for the year ended March 31, 1996 were approximately 4.52 cents higher than the average cost per gallon for the prior fiscal year. Fuel costs increased slightly during the second calendar quarter of 1996. The Company has no agreement with any fuel suppliers assuring the availability and price stability of fuel. In August 1993, the United States increased taxes on domestic fuel, including aviation fuel, by 4.3 cents per gallon. Airlines were exempt from this tax increase until October 1, 1995, at which time airlines became subject to the tax increase. The airline industry has proposed a continuation of this exemption, but it appears unlikely that Congress will approve the extension. The Company anticipates the increased taxes will substantially increase fuel costs in the next fiscal year. Based on approximately 30 million gallons of fuel consumed annually and assuming its current nine aircraft fleet, the fuel tax increases the Company's annual costs by approximately $1,290,000. The future cost and availability of fuel to the Company cannot be predicted, and substantial sustained price increases or the unavailability of adequate fuel supplies could have a material adverse effect on the Company's operations and profitability. Because newer aircraft are more fuel efficient than the Company's Boeing 737-200 aircraft, a significant increase in the price of jet fuel would therefore result in a higher increase in the Company's total costs than those of competitors using more fuel-efficient aircraft. In addition, larger airlines may have a competitive advantage because they pay lower prices for higher quantities of fuel. The Company intends generally to follow industry trends by raising fares in response to significant fuel price increases. However, the Company's ability to pass on increased fuel costs through fare increases may be limited by economic and competitive conditions, particularly given the Company's low fare strategy.

          Federal Regulation. The Company has obtained the necessary authority to conduct flight operations, including a Certificate of Public Convenience and Necessity from the Department of Transportation ("DOT") and an operating certificate from the FAA; however, the continuation of such authority is subject to continued compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Management believes that small and start-up airlines are often subject to strict scrutiny by FAA officials, making them susceptible to regulatory demands that can negatively impact their operations. No assurance can be given that the Company will continue to comply with all present and future rules and regulations. In addition, the Company can give no assurance about the costs of compliance with such regulations and the effect of
such compliance costs on the profitability of the Company.    In May 1996 a
relatively new domestic airline, as is the Company, sustained an accident in which one of its aircraft was destroyed and all persons on board were fatally injured. In June that airline agreed at the FAA's request to cease all of its flight operations for an indefinite period of time. Should the Company experience a similar accident, it would have a material adverse effect on the Company's business.

Risks Related to the Company

          Net Losses; Substantial Third-Party Credit; Limited Operating History. The Company had net losses of $7,999,000 and $5,582,000 for the years ended March 31, 1995 and 1996, respectively. The Company had a working capital deficit of $47,000 at March 31, 1996. The Company's suppliers currently provide goods, services and operating equipment on open credit terms. If such terms were modified to require immediate cash payments, the Company would be materially adversely affected. The Company has a limited operating history in a highly competitive industry, and it faces all of the difficulties inherent in a relatively new entrant in the airline industry.

          Need for Additional Financing. The airline industry is capital intensive. Although management believes that the Company can meet its cash requirements for the next 12 months and will not require additional financing for operations during that time, there can be no assurance that the Company will not require additional financing.

          Operating Plan. The Company's success will depend primarily on the success of the Company's business strategy. In its first 18 months of operation, the Company was compelled to modify its strategy due to market conditions and the actions of competitors. The Company's strategy is based on existing market conditions for airline service to and from Denver and management's perception of potential profitable routes. The Company's routes could become uneconomical, for example, if the economies of its market area or other parts of the United States deteriorate or if competitors take actions that affect the Company's market share or revenues. Accordingly, there is no assurance that the Company's business strategy will prove successful. The success of the Company may ultimately depend on management's ability to react expeditiously and effectively to exigencies that affect the Company's business.

          Costs at Denver International Airport. DIA opened in March 1995, and Stapleton International Airport ("Stapleton") was closed. Financed through revenue bonds, DIA depends on landing fees, gate rentals and other income from airlines, the traveling public and others to pay debt service and support operations. As a new airport, DIA's cost of operation has not been firmly established. Generally, the Company's cost of operations at DIA will vary as traffic increases or diminishes at that airport. Management believes that the Company's operating costs at DIA will substantially exceed those it would have incurred at Stapleton or that other airlines incur at hub airports in other cities. The cost to the Company to operate at DIA may make it difficult for the Company to operate economically at that airport.

          Limited Number of Routes. Because of its small fleet size and limited number of routes, the Company is at a competitive disadvantage compared to other airlines such as United Airlines that can spread their operating costs across more equipment and routes and retain connecting traffic (and revenue) within their much more extensive route networks.

          Competition. The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978 (the "Deregulation Act"), which has substantially eliminated government authority to regulate domestic routes and fares and has increased the ability of airlines to compete with respect to flight frequencies and fares. The Company competes with United Airlines in ten of the Company's markets, and anticipates that it will compete principally with United Airlines in its future market entries. United Airlines is the dominant carrier out of DIA and a formidable competitor of the Company. The Company also competes with other carriers in its markets. Most if not all of the Company's current and potential competitors have significantly greater financial resources, larger route networks and superior market identity than the Company.

          Risks of Third-Party Deposits. As of March 31, 1996 the Company had deposited $625,000 in connection with its aircraft leases with USAir, Inc. In addition, as of March 31, 1996, the Company had deposited $6,091,000 with USAir, Inc. related to aircraft maintenance. These deposits are unsecured, and any bankruptcy, insolvency or other financial or operational problems encountered by the lessor could result in a loss of all or a substantial portion of such deposits and could materially and adversely affect the Company's business and operations.

          Dependence on Executive Officer. The Company is dependent on the active participation of Samuel D. Addoms, its President and Chief Executive Officer. The loss of his services could materially and adversely affect the business of the Company and its future prospects. The Company does not maintain key person life insurance on any of the Company's officers nor does it have employment agreements with its executive officers.

          Airport and Gate Access. The Company has not initially encountered barriers to airport or airport gate access. However, any condition that would deny or limit the Company's access to the airports that the Company intends to utilize in the future or that diminishes the desire or ability of potential customers to travel between any of those cities may have a materially adverse effect on the Company's business. In addition, gates may be limited in some airports, which could adversely affect the Company's operations.

          Certain Risks Associated with Aircraft. The Company leases five Boeing 737-200 aircraft, manufactured in 1968 and 1969, and two additional Boeing 737-200 aircraft, manufactured in 1981. The Company also leases two Boeing 737-300 aircraft manufactured in 1985 and 1986.

          A. Maintenance. Under its aircraft lease agreements, the Company is required to bear all routine and major maintenance expenses. Maintenance expenses comprise a significant portion of operating expenses. In addition, the Company is required periodically to take aircraft out of service for heavy maintenance checks, which can adversely affect revenues. The Company also may be required to comply with regulations and airworthiness directives issued by the Federal Aviation Administration ("FAA"), the cost of which may be partially assumed by the Company's aircraft lessors depending upon the magnitude of the expense. There can be no assurance that the Company will not incur higher than anticipated maintenance expenses, particularly with respect to its older Boeing 737-200 aircraft. The Company's leased aircraft are in compliance with all FAA-issued Airworthiness Directives ("ADs"). However, the Company cannot assure that other ADs will not become due in the future.

          B. Stage 3 Noise Regulations. According to FAA rules, each new entrant airline such as the Company must presently have at least 25 percent of its fleet in compliance with the FAA's Stage 3 noise level requirements. The balance of each airline's fleet must be brought into compliance with Stage 3 in phases, with 50 percent compliance by January 1997, 75 percent compliance by January 1999 and full compliance by January. Six of the Company's seven leased Boeing 737-200 aircraft do not presently meet Stage 3 requirements, although one of these aircraft will be placed in compliance by January 1, 1997. The two Boeing 737-300 aircraft leased by the Company are Stage 3 compliant. This will permit the Company to meet the FAA Stage 3 noise level requirements until January 1999, assuming a fleet of four Stage 3 compliant aircraft and the five non-compliant aircraft. After January 1, 1999, the Company would either need to have additional Stage 3 compliant jets in service or to equip its existing Boeing 737-200 aircraft with FAA-certified "hush" kits in order to meet 75 percent Stage 3 compliance. Such kits for the Boeing 737-200s are currently available for approximately $1.3 million per aircraft.

          Availability of Aircraft. The demand for and lease prices of used aircraft have increased significantly over the past year. The Company cannot predict how long suitable aircraft will continue to be available, and additional aircraft may not be available on satisfactory terms or at the times needed for the Company's operations.

          Lack of Spare Aircraft. The Company currently schedules all nine of its aircraft in regular passenger service with virtually no spare aircraft capability in the event one or more aircraft is removed from scheduled service for unplanned maintenance repairs or other reasons. The Company expects this will remain the case, even as its fleet grows. Moreover, the Company's insurance for aircraft loss or damage carries a deductible requiring the Company to pay up to the first $500,000 of loss or damage unless the aircraft is determined to be a total loss. The loss of use of one or more of the Company's aircraft for a significant period of time could have a materially adverse effect on the Company's operations and operating results.

          Employee Relations. The Company believes that it operates with lower personnel costs than many established airlines, principally due to lower base salaries and greater flexibility in the utilization of personnel. There can be no assurance that the Company will continue to realize these advantages over established or other air carriers for any extended period of time. None of the Company's employees is represented by a labor union. If unionization of the Company's employees occurs, the Company's costs could materially increase.

          Reliance on Others. At certain airports, the Company has entered into agreements with contractors, including other airlines, to provide facilities and services required for its operations, including maintenance, aircraft ground handling, and passenger ticketing and check-in. AMR Ground Services provides aircraft ground handling services for the Company at its Denver hub and Continental Airlines provides both routine and nonroutine aircraft maintenance for the Company at DIA, which agreements are subject to termination on 60 days notice. In the event such agreements were terminated, the Company believes that it would be able to arrange for ground handling and maintenance through other contractors or by using its own employees. However, any such alternate arrangements could be more expensive than current services.

          Limitation of Liability and Indemnification. The Company's Articles of Incorporation eliminates the personal liability of its directors to the Company and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. The Company's Bylaws provide that the Company will indemnify its officers and directors to the fullest extent permitted by law.

          Market Effects of Stock and Warrants. As of the date of this Prospectus, 678,733 of the Shares are "restricted securities" and, as such, are generally not available for sale in the public market by the holders of the Shares. Assuming exercise of the Warrants, a total of 1,238,733 additional shares of the Company's Common Stock will be available for trading in the public market. This increase in the number of shares of the Company's Common Stock in the market, and the possibility of sales of such stock, may have a depressive effect on the price of the Company's Common Stock in the market. Assuming exercise of the Warrants, the 1,238,733 additional shares available for trading in the public market would constitute aproximately 12% of the then outstanding shares of Common Stock of the Company.

          Volatility of Price of Common Stock. The market price for shares of the Company's Common Stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years the stock market has experienced extreme price and volume fluctuations.

                                USE OF PROCEEDS

          The Company will not receive any proceeds from the sale by the Selling Shareholders of the Shares offered hereby. See "Selling Shareholders."

          Certain of the Selling Shareholders currently hold warrants to purchase 560,000 Shares at exercise prices ranging from $5.00 to $7.19 per share. In the event the Selling Shareholders or their transferees exercise all of the warrants for 560,000 Shares, the proceeds to the Company would be $3,164,350 and would be used for general corporate purposes.

                              SELLING SHAREHOLDERS

          The 1,238,733 Shares registered for sale hereunder are comprised of the following: (i) an aggregate of 678,733 Shares issued to certain institutional purchasers in April 1996; (ii) an aggregate of 220,000 Shares issuable upon the exercise of warrants issued to 11 Selling Shareholders in connection with the Company's initial public offering; and (iii) an aggregate of 340,000 Shares issuable upon the exercise of warrants issued to three Selling Shareholders in connection with the lease by the Company of certain aircraft. Assuming exercise of the Warrants, the Shares registered hereunder would represent approximately 12% of the Company's issued and outstanding Common Stock.

          The following list sets forth (i) the names of the Selling Shareholders; (ii) their affiliation or material relationship with the Company, if any during the last three years; (iii) the amount of Shares owned by each prior to this offering; (iv) the amount of Shares being offered hereunder for each Selling Shareholder's account; and (v) the amount of Shares held by each and (if 1% or more) the percentage of the class owned by each Selling Shareholder after completion of this offering.


                               Shares Owned      Shares             Shares Owned
                                  Before         Offered             After This
Name/1/                      this Offering/2/   Hereunder/2/        Offering/3/
- ---------------------------  ----------------   ------------        ------------
The Copernicus Fund, L.P.        59,578            59,578               -0-

The Galileo Fund, L.P.           119,155          119,155               -0-

Paribus Corporation              200,000          200,000               -0-

Plymouth Partners, L.P.          300,000          300,000               -0-

Cohig & Associates, Inc.         213,136          152,900            60,236

Eugene McColley                   17,300           14,300             3,000

Steven Bathgate                   34,100           12,100            22,000

Steven Hinkle                     38,964            9,900            29,064

Edward Larkin                     17,964            4,400            13,564

Rike Wootten                      16,013            1,100            14,913
- -------------------------------------------------------------------------------




                               Shares Owned      Shares             Shares Owned
                                  Before         Offered             After This
Name/1/                      this Offering/2/   Hereunder/2/        Offering/3/
- ---------------------------  ----------------   ------------        ------------
Fred Birner                       15,812            9,240             6,572

Dennis Genty                      15,541            6,160             9,381

James Hosch                       10,064            5,500             4,564

David C. Olson                    6,764             2,200             4,564

David H. Drennen                  6,764             2,200             4,564

Polaris Holding Company         140,000           140,000               -0-

General Electric Capital
Corporation                     100,000           100,000               -0-

GPA II Limited                  100,000           100,000               -0-
- --------------------------------------------------------------------------------


_________________________

          /1/ The names of the Selling Shareholders listed above are the beneficial owners of the securities and are not necessarily the holders of record.

          /2/ These share amounts include Shares issuable upon exercise of Warrants.

          /3/ Assumes that all of the Shares being offered hereunder will be sold.



                              PLAN OF DISTRIBUTION

          The Selling Shareholders may, from time to time, offer the Shares through dealers or brokers, who may receive compensation in the form of commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agents. As of the date hereof, no Selling Shareholder has advised the Company that it has entered into any agreement or understanding with any dealer or broker for the offer or sale of the Shares. The Selling Shareholders may enter into such agreements or understandings in the future.
The Selling Shareholders may also offer some or all of the Shares through market transactions on the National Association of Securities Dealers Automated Quotation System (Nasdaq) SmallCap Market, on which the Company's Common Stock is traded. Sales of the Shares through brokers may be made by any method of trading authorized by the Nasdaq SmallCap Market, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the Shares covered by this Prospectus. Sales of Shares are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. No Selling Shareholder has advised the Company that it anticipates paying any consideration, other than usual and customary broker's commissions, in connection with sales of the Shares. The Selling Shareholders are acting independently of the Company in making decisions with respect to the timing, manner and size of each sale.

          Shares issuable upon exercise of the Warrants held by certain of the Selling Shareholders will be issued directly by the Company to the Selling Shareholders. No brokerage commission or similar fee will be paid in connection with the issuance of such Shares. The Company will bear all expenses in connection with the registration of the Shares covered by this Prospectus.

                                 LEGAL MATTERS

          Certain legal matters with respect to the legality of the Shares offered hereby and the organization and existence of the Company have been passed upon for the Company by Parcel, Mauro, Hultin & Spaanstra, P.C., Denver, Colorado.

                                    EXPERTS

          The financial statements of Frontier Airlines, Inc. included in its Annual Report on Form 10-KSB as of March 31, 1996 and for each of the years in the two-year period then ended, have been incorporated by reference in this Prospectus and in the Registration Statement, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     --------------------------------------


          Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth the various expenses payable by the Company in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee.

                    -------------------------------------
                    SEC registration fee       $ 3,197.58
                    -------------------------------------
                    Printing and mailing ex-
                     penses                    $ 2,000.00

                    -------------------------------------
                    Legal fees and
                    expenses                   $ 3,000.00
                    -------------------------------------
                    Accounting fees and
                    expenses                   $ 2,000.00
                    -------------------------------------
                         Total                 $10,197.58
                    -------------------------------------


          Item 15.  Indemnification of Directors and Officers.

          The Company's Bylaws require the Company to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer or another corporation, partnership, joint venture, trust or other enterprise.

          The Company's Articles of Incorporation provide that, to the fullest extent permitted by the Colorado Business Corporation Act, directors and officers of the Company shall not be liable to the Company or any of its shareholders for damages caused by a breach of a fiduciary duty by such director or officers.

          Section 7-109 of the Colorado Business Corporation Act authorizes the indemnification of directors and officers against liability incurred by reason of being a director of officer and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement and reasonably incurred in connection with any action seeking to establish such liability, in the case of third-party claims, if the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of actions by or in the right of the corporation, if the officer or director acted in good faith and in a manner he reasonably believed to be in the or not opposed to the best interests of the corporation and if such officer or director shall not have been adjudged liable to the corporation, unless a court otherwise determines. Indemnifica tion is also authorized with respect to any criminal action or proceeding where the officer or director also had no reasonable cause to believe his conduct was unlawful.

          The above discussion of the Company's Articles of Incorporation, Bylaws and the Colorado Business Corporation Act is only a summary and is qualified in its entirety by the full text of each of the foregoing.

     Item 16.  Exhibits.

EXHIBIT
NUMBER  DESCRIPTION
- -------------------

3.1     Articles Incorporation of the Company/(1)/

3.2     Bylaws of the Company/(1)/

4.1     Specimen Common Stock Certificate/(1)/

5.1*    Opinion of Parcel, Mauro, Hultin & Spaanstra, P.C. as to the legality of the Shares

23.1*    Consent of KPMG Peat Marwick LLP

23.2    Consent of Parcel, Mauro, Hultin & Spaanstra, P.C. (contained in
         Exhibit 5.1)

*  Filed herewith
________________________________________________________________

(1)  Exhibits 3.1, 3.2 and 4.1 are incorporated by reference from Exhibits 3.1,
     3.2 and 4.1, respectively, to the Company's Registration Statement on Form SB-2, Registration No. 33-77790.


     Item 17.  Undertakings.

            The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) To include any additional or changed material information on the plan of distribution.

          (2) That, for the purpose of determining any liability under the Securities Act each post-effective amendment shall be treated as a new registration statement relating to the securities offered, and the offering of such securities at that time shall treated as the initial bona fide offering thereof.

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, as amended, the Company hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement and any amendment thereto to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on July 5, 1996.

                                       FRONTIER AIRLINES, INC.


Date: July 5, 1996                     /s/ SAMUEL D. ADDOMS
                                       -----------------------------------------
                                       Samuel D. Addoms
                                       Principal Executive Officer and
                                       Principal Financial Officer


          Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement and any amendment thereto has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Date: July 5, 1996                     /s/ SAMUEL D. ADDOMS
                                       -----------------------------------------
                                       Samuel D. Addoms, Director


Date: July 5, 1996                     /s/ PAUL STEPHEN DEMPSEY
                                       -----------------------------------------
                                       Paul Stephen Dempsey, Director


Date: July 5, 1996                     /s/ WILLIAM B. MCNAMARA
                                       -----------------------------------------
                                       William B. McNamara, Director


Date: July  , 1996
                                       -----------------------------------------
                                       B. LaRae Orullian, Director


Date: July 5, 1996                     /s/ ELISSA A. POTUCEK
                                       -----------------------------------------
                                       Elissa A. Potucek, Principal Accounting
                                       Officer